Exhibit 99.17

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Cameron Chapman, P.Eng., and the information that I reviewed and approved, as described or incorporated by reference in (i) SSR Mining Inc.’s Annual Report on Form 40-F for the year ended December 31, 2018, and (ii) SSR Mining Inc.’s Registration Statements on Form S-8 (File No. 333-219848, 333-185498, 333-196116 and 333-198092), filed with the United States Securities and Exchange Commission.

Dated this 11th day of March, 2019.

Yours very sincerely,

/s/ “Cameron Chapman”
Cameron Chapman, P.Eng.